Exhibit 3.1

AMENDMENT NO. 1 TO

AMENDED AND RESTATED

BYLAWS OF

OUTSET MEDICAL, INC.

The Amended and Restated Bylaws (the “Bylaws”) of Outset Medical, Inc., a Delaware corporation (the “Corporation”), are hereby amended as set forth in this Amendment No. 1:

1.	Voting. Subsection (a) of Section 1.7 of the Bylaws is hereby amended and restated to read in its entirety as follows:

“(a) Matters Other Than Election of Directors. Any matter brought before any meeting of stockholders of the Corporation, other than the election of directors, shall be decided by the affirmative vote of a majority of the votes cast at such meeting unless the matter is one upon which, by express provision of law, the Certificate of Incorporation or these Bylaws, a different vote is required, in which case such express provision shall govern and control the decision of such matter. Except as provided in the Certificate of Incorporation, every stockholder having the right to vote shall have one vote for each share of stock having voting power registered in such stockholder’s name on the books of the Corporation. Such votes may be cast in person or by proxy as provided in Section 1.10 of these Bylaws. The Board, in its discretion, or the officer of the Corporation presiding at a meeting of stockholders, in such officer’s discretion, may require that any votes cast at such meeting shall be cast by written ballot.”

2.	Effect. Except as otherwise provided herein, the Bylaws shall remain in full force and effect.